United States securities and exchange commission logo





                            November 2, 2023

       Hany Rashwan
       Chief Executive Officer
       Ark 21Shares Bitcoin ETF
       c/o 21Shares US LLC
       477 Madison Avenue
       New York, NY 10022

                                                        Re: Ark 21Shares
Bitcoin ETF
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 11,
2023
                                                            File No. 333-257474

       Dear Hany Rashwan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1.                                                   Please revise
throughout your prospectus so that it includes updated information regarding bitcoin, the Bitcoin
network, the crypto asset market, enacted and pending crypto asset legislation and
regulation. By way of example only, we note that you disclose that the
                                                        Lightning Network does
not yet have material adoption as of April 2021, you disclose the trading volume of
bitcoin futures that the CFTC regulated as of April 29, 2021, you discuss the "proposed"
Taproot upgrade, and you do not include updated disclosure
                                                        regarding enacted and
pending legislation and regulation that may impact the Bitcoin network and the crypto
asset market generally such as the March 9, 2022 Executive Order on Ensuring Responsible
Development of Digital Assets and the resulting reports. We
                                                        may have additional
comments after reviewing your revised disclosure.
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2. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
3. Please describe the AML, KYC and any other procedures conducted by the Trust, the
         Sponsor, the Authorized Participant and the Custodian to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Custodian may not know the counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.
Cover Page

4. Please revise your disclosure here to identify the initial Authorized Purchaser as an underwriter, and disclose the initial price per Share.
Bitcoin and the Bitcoin Network, page 2

5. Please revise here or in the second bullet point on page 10 to provide quantitative information that demonstrates the volatility of the price of bitcoin. Prospectus Summary
Overview of the Trust, page 2

6. We note your disclosure on page 2 that the Trust provides direct exposure to bitcoin. This disclosure is inconsistent with disclosure later in the same paragraph and elsewhere in the prospectus that an investment in the Shares of the Trust is not a direct investment in bitcoin. Please revise accordingly.
The Trust's Investment Objective, page 3

7. We note your disclosure on page 3 that "[b]arring the liquidation of the Trust or extraordinary circumstances, the Trust will not purchase or sell bitcoin, although the
         Sponsor may sell bitcoin to pay certain expenses, which may be facilitated by the
         Custodian." Please revise to clarify what you mean by "extraordinary circumstances" by providing examples of such circumstances.
Pricing Information Available on the Exchange and Other Services, page 4

8. Refer to your response to comment 5. On page 4, you disclose that "any adjustments made to the Index will be published on the Index Provider's website." Please revise to briefly describe here the adjustments that may be made to the Index and describe in greater detail in The Trust and Bitcoin Prices section that begins on page 52 the adjustments and the impact that such adjustments could have on the NAV of the Trust. In addition, please disclose here and on page 53 how you will notify investors of any material adjustments to the Index such as a change in methodology or a change in
         Constituent Exchanges or the Sponsor's decision to change the Index or the Index
         Provider. Also disclose here that the Sponsor may, in its sole discretion, change either the
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         Index or Index Provider without Shareholder approval.
The Sub-Adviser, page 5

9. We note your disclosure on page 5 that the "Sub-Adviser is primarily responsible for the day-to-day supervision and investment strategy of, and making investment decisions for, the Trust." Please revise to clarify here what you mean by the "investment strategy of" the
         Trust and the "investment decisions for" the Trust by summarizing the type of strategies and investment decisions that the Sub-Adviser and Sponsor may make. In addition, clarify whether the Trust is a passive or active investment vehicle. Custody of the Trust's Assets, page 6

10. Refer to your response to comment 8. Please revise your disclosure here to provide a brief definition of a "multi-party" cold storage platform. In addition, clarify here what portion of the Trust's assets and private keys are held in cold storage, and revise your disclosure on page 64 to include a more detailed description of the Custodian's procedures for holding the Trust's assets and private keys. In this regard, we note your disclosure on page 64 that "[t]he Custodian will keep a substantial portion of the private keys associated with the Trust's bitcoin in 'cold storage' or similarly secure technology." Please revise to describe the "similarly secure technology." In addition, we note your disclosure on the cover page that "[t]he Custodian may be directed to transfer or sell bitcoin to pay certain expenses," and we note that the Custodian receives bitcoin from and transfers bitcoin to
         Authorized Participants in connection with creations and redemptions. Please disclose on page 64 how and when the Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives from Authorized Participants to cold storage. In addition, describe the
         Custodian's whitelisting procedures on page 64, and provide a brief definition of "SOC 1
         Type 2" and "SOC 2 Type 2" reports.
The Trust's Fees and Expenses, page 6

11. We note your disclosure on page 6 that "[t]he Administrator will calculate the Sponsor
         Fee in respect of each day by reference to the Trust   s NAV as of
that day" but that "[t]he
         amount of bitcoin transferred or sold may vary from time to time depending on the market price of bitcoin relative to the Trust's expenses and liabilities." Please revise to disclose how you calculate the "market price of bitcoin." In addition, please disclose whether the
         Trust is responsible for paying any costs associated with the transfer of bitcoin to the
         Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee. In addition, we note your disclosure that "the Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the
         Sponsor Fee." Please revise to clarify what you mean by "other extraordinary expenses"
         by providing examples of such expenses, and disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.
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Principal Investment Risks of an Investment in the Trust, page 9

12. Refer to your response to comment 7. Please revise to briefly address here the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
Risk Factors
Risks Associated with Bitcoin and the Bitcoin Network
Spot markets on which bitcoin trades are relatively new, page 12

13. Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risks related to the lack of regulation of crypto asset exchanges, the risk of fraud and security breaches on crypto asset exchanges, the risk of business failures of crypto asset exchanges and the risks related to reputational harm regarding Bitcoin markets. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading.
The inability to recognize the economic benefit of a "fork", page 19

14. We note your disclosure on page 19 that the "[t]he Sponsor or the Sub-Adviser . . . may elect to support a fork based on predetermined criteria, but is under no obligation to do so"
         and your disclosure on the same page that "[u]nless otherwise announced, the Sponsor and the Sub-Adviser, as applicable on behalf of the Trust, will not support the inclusion of any forked assets" and that "[o]nly forks deemed material by the Sponsor or Sub-Adviser, as applicable, will be considered for evaluation." Please revise to clarify whether you currently have criteria for determining whether to support the inclusion of forked assets, and, if so, please describe the criteria in the Activities of the Trust section or elsewhere, including how you determine whether a fork is material, and describe the situations in which the Custodian may not agree to provide the Trust with access to the new asset. If you do not yet have criteria for determining whether to accept forked assets, so state, and if you have only a policy that you do not support the inclusion of any forked assets, disclose how you will inform investors if this policy changes. Similarly, please disclose in the Activities of the Trust section or elsewhere how you will inform investors if the
         Trust's policy of not participating in air drops changes.
15. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
Operational cost may exceed, page 25

16. Refer to your response to comment 4. Please expand your disclosure on page 26 to
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         describe how the "[i]ncentives for miners to contribute processing power is set to decrease over time." Also address the risks related to transaction fees once new bitcoin is no longer awarded for adding a new block, and revise your disclosure in the Bitcoin, Bitcoin
         Markets and Regulation of Bitcoin section to address halving, the maximum number of bitcoins that may be released into circulation and the number of bitcoins currently in circulation.
Electricity usage, page 26

17. Refer to your response to comment 4. Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining.
Risks Associated with Investing in the Trust
Custodian's limited operating history, page 34

18. Please expand this risk factor to address your custodian's limited operating history or revise the heading to summarize the risks being described.
Risks Associated with the Index and Index Pricing
The Index has a limited history, page 35

19. Please expand this risk factor to describe the Index's limited performance history.
Right to change index, page 36

20. Refer to your response to comment 5. We note your disclosure on page 36 that "[t]he
         Sponsor, in its sole discretion, may cause the Trust to track (or price its portfolio based upon) an index or standard other than the Index at any time, with prior notice to the
         Shareholders, if investment conditions change or the Sponsor believes that another index
         or standard better aligns with the Trust   s investment objective and
strategy." In the Net
         Asset Value Determinations section or elsewhere, please revise to disclose the criteria the
         Sponsor will use to determine that another index or standard better aligns with the Trust's investment objective and strategy.
Other Risks
The Trust is new, and if it is not profitable, the Trust may terminate and liquidate, page 45

21. We note your disclosure that "[i]f the Trust does not attract sufficient assets to remain
FirstName LastNameHany Rashwan
       open, then the Trust could be terminated and liquidated at the direction of the Sponsor (or
Comapany   NameArk
       required       21Shares
                to do so becauseBitcoin ETF by the Exchange)." Please revise to quantify or it is delisted
       otherwise
November   2, 2023describe
                    Page 5 what "sufficient assets to remain open" means. FirstName LastName
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Shareholders may be adversely affected by an overstatement, page 45

22. Refer to your response to comment 5. On page 45, you disclose that "[i]n certain
         circumstances, the Trust   s bitcoin investments may be valued using
techniques other than
         reliance on the price established by the Index (in the case of a determination of NAV) or the principal market (in the case of a determination of the Principal Market NAV)."
         Please revise your disclosure in the Trust and Bitcoin Prices section on page 52 to describe the circumstances that the Trust's bitcoin investments may be valued using techniques other than reliance on the price established by the Index or the principal market and which of the Trust's service providers may make this
determination.
Shareholders may be adversely affected by creation or redemption orders, page
45

23. Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's Shareholders.
The Trust and Bitcoin Prices
Use of the CME CF Bitcoin Reference Rate - New York Variant, page 52

24. Refer to your response to comment 5. Please revise to describe the Index Provider's oversight procedures to ensure that the Index is administered through codified policies for
         Index integrity, and provide a brief description of the material codified policies for Index integrity.
25. Please describe the CME CF Oversight Committee, including how many members are on the committee, how the committee members are selected, how often the committee meets to consider changes to the Index Methodology and the Constituent Exchanges, any
         changes that have been made to the Index or the Constituent Exchanges since the creation of the Index and what the committee considers to be "sufficient reliability, detail and timeliness."
26. Please include a brief description of each of the Constituent Exchanges, including where they are located and how they are licensed or regulated.
Net Asset Value Determinations
Calculation of NAV and NAV per Share, page 56

27. Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor, Sub-Advisor or Administrator determines that the Index does not reflect an accurate bitcoin price.
28. Please clarify how the intraday indicative value is calculated from the last trade on each exchange. In this regard, we note your disclosure that it is calculated "by using the prior
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         day's closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the price of bitcoin and that the IIV draws prices from the last trade on each exchange."
29. You state that the "pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Index Price and/or NAV.
Net Asset Value Determinations
Calculation of Principal Market NAV and Principal Market NAV per Share, page 57

30. We acknowledge your response to comment 6 and that the determination of the Principal
         Market NAV and Principal Market NAV per Share is identical to the calculation of NAV and NAV per Share, respectively, except that the value of bitcoin is determined using the fair value of bitcoin based on the price in the bitcoin market that the Trust considers its
            principal market    as of 4:00 p.m., New York time, on the
valuation date, rather than
         using the Index. Please include a description of how you will identify and determine the bitcoin principal or most advantageous market for GAAP purposes consistent with the application of and fair value measurement framework in ASC 820-10. Also tell us the specific markets in which and your Authorized Participants expect to transact and identify them by type. In that regard, we note that ASC 820-10-20 includes definitions of four types of markets (e.g. brokered, dealer, exchange, and principal to principal markets).
         Refer also to ASC 820-10-35-36A.
Additional Information About the Trust
The Trust's Fees and Expenses, page 58

31. Please expand this section to describe the mechanics of how the Trust s bitcoin will be
         exchanged for U.S. dollars to pay the Trust   s expenses and
liabilities, including whether
         the Custodian will use a third party or affiliate to assist in the
sale of the Trust   s bitcoins,
         and, if so, disclose any risks or conflicts of interests that may exist in connection with how
         the Custodian arranges for the sale of the Trust   s bitcoin.
Termination of the Trust, page 58

32. Please clarify whether shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if shareholders will be entitled to cash, please explain how the the Trust's bitcoins will be sold in connection with the termination of the
         Trust.
The Trust's Service Providers
The Sponsor, page 61

33. Please discuss here the Sponsor's experience sponsoring exchange traded funds and
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         specifically its experience related to crypto asset markets. Custody of the Trust's Assets, page 64

34. Refer to your response to comment 8. Please revise your disclosure here to include a materially complete discussion of your custody arrangements. For example, describe the material terms of your custody agreement, the procedures for moving the Trust's assets out of cold storage in connection with redemptions and the payment of the Trust's expenses, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust's assets and private keys held in cold storage, the geographic location of where the Trust's assets will be stored, the Custodian's policies related to comingling assets and the amount held in each wallet, the insurance coverage of the
         Custodian and the degree to which the insurance policy protects the Trust's assets held by the Custodian, whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin and the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks. In this regard, we note that you have provided a summary of your custody procedures on pages 5, 6 and 7 but you should discuss your custody procedures in greater detail here or include cross-references to where investors can find such disclosure.
Form of Shares, page 65

35. Please revise your disclosure on page 65 to include the information required by Item 202 of Regulation S-K, including the voting rights and liquidation rights of the Shareholders.
         To the extent that the Shareholders do not have voting rights, please disclose in the prospectus summary and the risk factors section. In addition, please revise your disclosure on page 81 to include the information required by Item 401 of Regulation S-K.
Authorized Participants, page 67

36. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Creation and Redemption of Shares, page 68

37. Refer to your response to comment 9. We note your disclosure that "[b]itcoin held in the
         Trust   s Custodian account is the property of the Trust and is not traded, leased, or loaned
         except as may be necessary to pay the Sponsor Fee or the Trust   s
expenses and
         liabilities." Please revise to confirm, if true, that the Trust's assets will never be leased or loaned, including in connection with paying the Sponsor Fee or the Trust's expenses and liabilities.
38. Refer to your response to comment 9. Please provide a detailed discussion of the mechanics of the creation and redemption transactions, including whether your
         Authorized Participants will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the
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         acquisition, transfer or receipt of bitcoin and whether and to what extent creation and redemption transactions will be settled on-chain or off-chain and any risks associated with the settlement process. Please also describe the specifics of how an Authorized
         Participant will "facilitate the deposit of bitcoin with the Trust," including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.
39. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
Conflicts of Interest, page 74

40. Refer to your response to comment 11. Please revise to describe your policies and procedures related to conflicts of interest in greater detail and tell us whether these will be in place at the time of effectiveness.
Governing Law; Consent to Delaware Jurisdiction, page 82

41. We note your disclosure on page 82 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
         Delaware. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Material
FirstNameContracts,  page 83Rashwan
           LastNameHany
Comapany
42.         NameArk
       Please  revise to21Shares
                         disclose Bitcoin ETF provisions of each material
agreement, including the
                                  the material
       parties
November       to thePage
           2, 2023    agreement
                          9       and the term and termination provisions.
FirstName LastName
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       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets